From: David Sandberg
Sent: Friday, June 19, 2009 2:30 PM
To: 'l.mazz@verizon.net'; 'Richard Snyder'
Cc: 'James S. Gladney'; apertierra@redoakpartners.com
Subject: 3 things

Dick,

A few things here:

	1.	we have yet not received confirmation that you intend to comply with our section 220 demand letter issued as per our right under Delaware law. The deadline per law is 5 days which would be this Monday. Your confirmation would be appreciated.
2.	please note, we know of at least six different people (only one affiliated with Red Oak or Pinnacle) who attempted to dial in for questions on your earnings conference call this past Thursday. Additionally, message boards indicate others who attempted to do so and were rejected. Can you please confirm whether this was intentional or whether you intend to hold another call permitting shareholders and interested investors and individuals to ask questions? Given that this is the last call before the important annual meeting - and given Asure's activity on the press release and SEC filing front, we would appreciate a response to the extent you believe it is important to communicate with shareholders, investors, and individuals.
3.	in your preliminary proxies you omit the Fenil Shah group among the list of large shareholders. Their 13D filing, dated May 28, 2009, predates the June 12, 2009 date listed as the effective date of the list. As the Shahs in total represent greater than 5% of Asure's shares outstanding and their filing was made public with the SEC and is listed in EDGAR, we ask that you correct your proxies in order to ensure that you are accurately informing shareholders as to Asure's ownership. Additionally, Red Oak has filed two recent Schedule 13D/A's with the SEC indicating increased ownership. Please confirm if your next proxies will attempt to present the most current information to shareholders, inclusive of these filings.

Kind regards,

David

David Sandberg
Portfolio Manager
Red Oak Partners, LLC
dsandberg@redoakpartners.com
(212) 614-8952 direct
(646) 773-6277 cell
(646) 390-6784 fax
654 Broadway, Suite 5
New York , NY 10012